SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES ISRAEL WINTER 2017 SCHEDULE WITH 19 ROUTES
15 NEW ROUTES FOR TEL AVIV & EILAT OVDA
Ryanair, Europe's favourite airline, today (1 Feb) launched its Israel winter 2017 schedule, with 19 routes (15 new). Ryanair will operate 7 new Tel Aviv routes to Baden Baden, Gdansk, Krakow, Milan Bergamo, Paphos, Poznan and Wroclaw, and 8 new Eilat Ovda routes to Baden Baden, Berlin, Brussels Charleroi, Frankfurt Hahn, Gdansk, Milan Bergamo, Poznan and Warsaw (15 new routes in total), along with its existing routes to Bratislava, Budapest, Krakow and Kaunas.
Ryanair's Israel winter 2017 schedule will deliver:
Tel Aviv
●
 7 new routes: Baden Baden (2 weekly), Gdansk (2 weekly), Krakow (2 weekly), Milan Bergamo (4 weekly), Paphos (daily), Poznan (2 weekly) and Wroclaw (2 weekly)
Eilat Ovda
●
8 new routes: Baden Baden (2 weekly), Berlin (2 weekly), Brussels Charleroi (2 weekly), Frankfurt Hahn (2 weekly), Gdansk (2 weekly), Milan Bergamo (2 weekly), Poznan (2 weekly) & Warsaw (2 weekly)
●
12 routes in total: Bratislava (2 weekly), Budapest (2 weekly), Krakow (2 weekly) & Kaunas (2 weekly).
Ryanair's new winter schedule will provide enhanced access to Israel from Ryanair's 200 airport network, with more routes and lower fares from European cities as Ryanair passes on lower fuel costs, and an even better customer experience through its "Always Getting Better" programme. In addition to on-time, low cost flights on next generation Boeing 737 aircraft, Ryanair customers can enjoy a fast and simple digital experience on the Ryanair.com website and mobile app.

In Tel Aviv, Ryanair's David O'Brien said:
"We are pleased to launch our Israel winter 2017 schedule, which includes 19 routes including 7 new Tel Aviv routes and 8 new Eilat Ovda routes, which will go on sale on early February. We appreciate the tireless work of Minister Yariv Levin and his officials to bring tourist flights to Israel and establish Eilat as a viable alternative to competing sunshine destinations in Europe. We should of course acknowledge the vision of Transport Minister Yisrael Katz who championed Israel's entry to Open Skies in 2013 resulting in a 30% increase in flights to Tel Aviv in the last 3 years.
Visitors to Israel can look forward to fares falling even further when they make advance bookings in 2017, so there's never been a better time to book a low fare flight on Ryanair. We urge all customers who wish to book their holidays to do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fare air travel to and from Israel.
To celebrate the launch of our Israel winter 2017 schedule we are releasing seats for sale from Tel Aviv and Eilat Ovda from just €20, which are available for booking until midnight Thursday (2 Feb). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS
For further information
please contact:
                         Robin Kiely                                                       Chiara Ravara
                         Ryanair Ltd                                                        Ryanair Ltd
                         Tel: +353-1-9451212                                           Tel: +353-1-9451792
                         press@ryanair.com                                             ravarac@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 February, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary